Pershing LLC
One Pershing Plaza
Jersey City, NJ 07399

ADDENDUM TO OPERATING AGREEMENT dated as of May 18, 2009
FundVest Institutional No Transaction Fee Supplement

This Addendum # 1 (this "Addendum") to the Operating Agreement ("Operating Agreement") dated as of May 18, 2009 by and among Pershing LLC ("Clearing Broker"), Northern Lights Distributors, LLC ("Distributor"), and the funds listed on Schedule A thereto is made as of this 15 day of February, 2017 by and among Clearing Broker, Distributor, the Fund(s) listed on Schedule I hereto (each a "Fund" and collectively, "Funds"), and Tributary Capital Management, LLC the investment adviser to each of the Funds (the "Adviser"). This Addendum supplements and is a part of the Operating Agreement with respect to the Funds. Capitalized terms set forth in this Addendum and not otherwise defined herein shall have the meanings set forth in the Operating Agreement.

WHEREAS, pursuant to the Operating Agreement, Clearing Broker functions primarily as a clearing agent for IBD(s) and in such capacity performs traditional operational functions, including execution and clearance of trades and holding Clients' funds and securities, and that certain of these IBDs have agreed to participate in Clearing Broker's FundVest Institutional no transaction fee program ("FundVest Institutional") under the terms and conditions as set forth in an agreement between Clearing Broker and each IBD;

WHEREAS, the terms and conditions set forth herein apply to mutual fund transactions effected on behalf of Clients of IBDs;

WHEREAS, each Fund wishes to have Clearing Broker and/or IBDs provide on its behalf certain administrative services, personal services and/or maintenance of accounts, with respect to Clients investing in each Fund that Clearing Broker makes available to Clients through FundVest Institutional; and

WHEREAS, such services will be performed pursuant to the terms and conditions as set forth herein;

NOW THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the parties agree as follows:

1.  Services. The services provided by Clearing Broker are described below (the "Services").

A.  Reporting. At the request of Fund, Clearing Broker will provide detailed reporting on a monthly or quarterly basis that entails assets per IBD, assets per CUSIP or assets per Registered Investment Adviser firm. Clearing Broker will also provide trade or position level detail reports upon request.

B.  Establish and maintain records of Client accounts and such other historical Client records consistent with the requirements of all applicable laws, rules and regulations;

C.  Provide, upon written request of a Fund, copies of all the historical records relating to transactions between the Fund and Clients, written communications regarding the Fund to or from Clients and other materials, in each case (i) as are maintained by Clearing Broker in the ordinary course of its business, and (ii) as may reasonably be requested to enable the Fund, including without limitation its compliance personnel, auditors or legal counsel, to (a) monitor and review the services provided, (b) comply with any request of a governmental or self regulatory organization, (c) verify compliance by Clearing Broker with the terms of this Addendum, (d) make required regulatory reports, or (e) perform general client supervision; and Clearing Broker agrees that it will, upon written notice, permit the Fund to have reasonable access to its personnel and records in order to facilitate the monitoring of the services provided;

D.  Provide such other Administrative Services as a Fund may reasonably request; and

E.  Ticket Charge Waiver. Clearing Broker will waive the ticket charge on all trades that qualify as program shares.

2.  Marketing Support.

A.  Clearing Broker will announce Fund's participation in FundVest upon execution of this Addendum.

B.  Fund's name will be listed as a participant in marketing materials and online media describing the program.

C.  Fund will have the opportunity to partner with Clearing Broker through sponsorship in national conferences and educational workshops.

3.  Fees.

Fees are solely for Services provided by Clearing Broker or IBDs and do not constitute payment in any manner for investment advisory, distribution, trustee, or custodial services. For the performance of Services, Clearing Broker shall receive the fees (the "Fees") to be calculated and paid as provided in Schedule II attached hereto. Clearing Broker, each Fund, the Distributor and the Adviser agree that the Adviser shall be responsible for payment in full of all the Fees set forth in this Addendum (including Exhibits and Schedules) and that the Fund and/or the Distributor shall have no liability therefore except to the extent of 12b-1 fees received by Distributor from the Funds and authorized for payment to Clearing Broker. Clearing Broker agrees to look solely to Adviser for full and prompt payment of all fees specified in this Addendum.

4.  Representations, Warranties and Covenants of the Clearing Broker.

Clearing Broker shall maintain the necessary facilities, equipment and personnel to perform the Services hereunder and to ensure compliance with any applicable laws, rules and regulations related to the Services to be provided under this Addendum, including the maintenance and preservation of all records and registrations required by any applicable laws, rules and regulations.

5.  Representations, Warranties and Covenants of the Funds, Distributor, and Adviser.

(a)  Distributor, Adviser and/or Fund shall provide, upon request of Clearing Broker, copies of all the historical records relating to transactions between each Fund and Clearing Broker, written communications regarding the Fund to or from Clearing Broker and such other materials, in each case (1) as are maintained by Distributor, Adviser and/or each Fund in the ordinary course of its business and in compliance with applicable law, and (2) as may be requested to enable Clearing Broker to (i) comply with the request of any governmental body or self-regulator organization, (ii) verify compliance by such party with the terms of this Addendum, (iii) make required regulatory reports, or (iv) perform general Customer supervision;

(b)  Each Fund covenants that, to the extent it is responsible for the payment of Fees either directly to Clearing Broker or indirectly to Clearing Broker through Distributor, for Personal/Account Maintenance Services as set forth in Schedule II, such Fees will be paid out of shareholder servicing or other fees presently being charged to the Fund and fully disclosed in its current Prospectus;

(c)  Each Fund covenants that, to the extent any portion of the Fees (defined below) is paid directly by the Fund or indirectly by such Fund through the Distributor pursuant to a plan adopted and maintained pursuant to rule 12b-1 under the 1940 Act ("Rule 12b-1 Plan"), any person authorized to direct the disposition of monies paid or payable by such Fund pursuant to such Rule 12b-1 Plan or any related agreement shall provide to the Fund's board, and the board members of such Fund shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6.  Transaction Charges.

Clearing Broker shall not assess or collect any transaction fee from Clients upon the purchase or redemption of any Program SharesClient purchases not meeting the criteria as set forth herein may be charged a transaction fee by the IBD or Clearing Broker, as the case may be, and will not be included in Fee invoices presented to the Adviser for payment.

7.  Short Term Redemptions and Transfers.

It is hereby understood that Clearing Broker or IBDs may charge Clients a fee, other than and in addition to any redemption fee imposed by a Fund, for any short-term redemption, or exchange within specified time frames. The parties hereto agree that such redemption fee, if applied, would be in addition to any redemption fee assessed to a Client by a Fund, as disclosed in the applicable Fund's Prospectus, relating to such Client's short-term trading activity.

8.  Indemnification.

(a)  Clearing Broker shall indemnify and hold harmless each of the Distributor, the Adviser, and the Funds and their directors/trustees, officers, employees, and agents (hereinafter, as used in this paragraph "Indemnified Parties") from and against any and all losses, claims, liabilities and expenses (including, but not limited to, reasonable attorney's fees) incurred by any of them and arising as a result of: (1) Clearing Broker's dissemination of information (oral or written) regarding any Fund that is materially incorrect and that was not provided to Clearing Broker or approved by such Fund or by the Adviser, the Distributor or any of their affiliated persons (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) or authorized agents; or (2) Clearing Broker's willful misconduct or negligence in the performance of, or failure to perform, its obligations under this Addendum, except to the extent the losses are a result of the negligence, willful misconduct, or breach of this Addendum by an Indemnified Party or (3) the failure of Clearing Broker to comply with any material provision hereof or the breach of any representation or warranty herein (including the schedules hereto).

(b)  Clearing Broker represents that it has obtained from each IBD an agreement with Clearing Broker regarding FundVest Institutional, which contains the following provision:

The IBD shall indemnify and hold harmless each of the Funds, their directors/trustees, officers, employees, and agents (hereinafter, as used in this paragraph "Indemnified Parties") from and against any and all losses, claims, liabilities and expenses (including, but not limited to, reasonable attorney's fees) incurred by any of them and arising as a result of IBD's (1) violation of any law, rule or regulation, including any related to or in connection with the sale of Fund shares, (2) dissemination of information regarding any Fund, that is materially incorrect or misleading and which was not provided in writing to IBD by such Fund, or approved in writing by such Fund or any of its affiliated persons (as defined in the 1940 Act) or (3) willful misconduct or negligence in the performance of, or failure to perform, its obligations under this Addendum, except to the extent the losses are a result of the negligence, willful misconduct, or breach of the Addendum by an Indemnified Party.

(c)  Distributor, Adviser and each Fund each hereby agrees to indemnify Clearing Broker and IBDs as the case may be and each of their respective directors, officers, employees and agents (hereinafter as used in this paragraph the "Indemnified Parties") against any and all losses, claims, damages, liabilities, and expenses (including, but not limited to, reasonable attorney's fees) to which such Indemnified Party may become subject as a result of any untrue or alleged untrue statement of a material fact contained in a Fund's Prospectus, as amended or supplemented from time to time, or the omission of a material fact required to be stated therein or necessary to make the statements therein not misleading. Distributor, Adviser and each Fund each shall indemnify and hold harmless the Indemnified Parties from and against any and all losses, claims, damages, liabilities and expenses (including, but not limited to, reasonable attorney's fees) incurred by any of them and arising as a result of such Distributor's, Adviser's, or Fund's (1) violation of any law, rule or regulation, at common law or otherwise, including any related to or in connection with the offering for sale of Fund shares, (2) dissemination of any information, advertising or promotional material regarding any Fund, that is inaccurate or misleading and which was provided or generated by the Fund, Distributor, Adviser or any of their affiliated persons (as defined in the 1940 Act) or (3) willful misconduct or negligence in the performance of, or failure to perform, its obligations hereunder or any breach of any representation or warranty herein (including the Schedules hereto), except to the extent the losses are a result of the negligence or willful misconduct of an Indemnified Party.

 (d)  In any event, no party hereto shall be liable for any special, consequential or incidental damages.

(e)  The indemnification provisions contained herein shall not apply unless, upon the assertion of a claim or loss for which any party (the "Indemnitor") may be required to indemnify another party (the "Indemnitee"), the Indemnitee shall have promptly notified the Indemnitor in writing of such assertion or the existence of such loss. Indemnitee shall keep the Indemnitor advised with respect to all developments concerning any such claim. The Indemnitor shall have the option to participate at its expense with the Indemnitee in the defense of any such claim. The Indemnitee shall in no case confess any claim or make any compromise in any case in which the Indemnitor may be required to indemnify it except with the Indemnitor's prior written consent.

(f)  This Section 8 shall survive termination of this Addendum.

9.  Role of Parties. The parties acknowledge and agree that:

(a)  The Services under this Addendum are those which are defined in Section 1 hereof and are not the services of an underwriter or a principal underwriter within the meaning of the Securities Act of 1933, as amended, or the 1940 Act. This Addendum does not grant Clearing Broker or IBDs any right to purchase shares from any Fund (although it does not preclude them from purchasing any such shares), nor does it constitute Clearing Broker or IBD an agent of any Fund to receive any orders to purchase or redeem shares of such Fund on behalf of such Fund. To the extent Clearing Broker is involved in the transmission of orders to purchase or redeem Fund shares received from an IBD, such involvement will be solely as agent of such IBD.

(b)  The Parties hereto acknowledge that Clients are transacting business with Clearing Broker and IBD and will look to Clearing Broker and IBD and not the Fund for resolution of problems or discrepancies in their accounts caused by or arising from the Services provided by Clearing Broker pursuant to this addendum. For avoidance of doubt, the Parties hereto acknowledge that Clearing Broker and IBD shall not be responsible for, and specifically disclaim responsibility or liability for, problems or discrepancies in Client accounts caused by or arising from services provided by the Fund or any of its service providers.

10.  Information to be provided.

Each Fund shall at its own expense provide to Clearing Broker or its designated agent, prior to the effectiveness of this Addendum, or promptly thereafter, a copy of its current Prospectus. Each Fund shall at its own expense provide Clearing Broker with written copies of any amendments to, or changes in the documents comprising such Prospectus as soon as possible after such amendments or changes become effective.

11.  Notices.

All notices required under this Addendum must be in writing and delivered either personally or via first class mail. Such notices will be deemed to be received as of the date of actual receipt, or three (3) days after deposit, first class postage prepaid, in the United States mail, whichever is earlier.

All such notices shall be made:

-if to Clearing Broker, to the address for notices specified in the Operating Agreement;
-if to the Distributor, to the address for notices specified in the Operating Agreement;
-if to a Fund, to the address as given below in the signature block, with a copy to the Fund's General Counsel (at the same address);
-if to the Adviser, to:	Tributary Capital Management, LLC 1620 Dodge Street, Stop 1089 Omaha, NE 68197

12.  Nonexclusivity.

Each party acknowledges that the others may enter into agreements, similar to this one, with other parties, for the performance of services similar to those to be provided under this Addendum, unless otherwise agreed to in writing by the parties.

13.  Assignability.

Subject to the provisions of sub-paragraph (b)(2) of Section 18 regarding automatic termination in the event of certain assignments, any party other than the Fund may assign its interest in this Addendum to a third party provided that each non-assigning party has given prior written consent to the assignment in writing, which consent shall not be unreasonably withheld. Any attempted assignment in contravention hereof shall be null and void. No Fund may assign its interest in this Addendum to any other person. Schedules. All Schedules attached to this Addendum (as they may be amended from time to time) are accepted and acknowledged by the parties hereto and are, by this reference, incorporated into, and made a part of, this Addendum.

14.  Entire Agreement.

This Addendum (including the Schedules attached hereto), together with the Operating Agreement constitute the entire agreement among the parties with regard to the subject matter herein.

15.  Amendments.

This Addendum and the Schedules attached hereto may be amended only in writing executed by each party to be bound by the amendment. Notwithstanding the foregoing, in the event a Fund or Distributor desires to amend Schedule I hereof by adding or deleting any fund (or class or series thereof), either Fund or Distributor may do so by providing written notice thereof to Clearing Broker stating the effective date of such addition or deletion, as the case may be, and accompanying such written notice with a revised current list of the Funds and cusips (or class or series thereof).

16.  Governing Law.

This Addendum will be construed in accordance with the governing law provisions set forth in the Operating Agreement.

17.  Counterparts.

This Addendum may be executed in one or more counterparts, each of, which will be deemed an original, but all of which together shall constitute one instrument.

18.  Effectiveness of Addendum; Termination.

(a)  This Addendum will become effective as of the date first indicated above when fully executed copies are delivered to each of the parties.

(b)  (1)  Except as provided in (2) below, this Addendum shall continue indefinitely from the effective date hereof, and may be terminated, as to one or more Funds, by any party (i) upon ninety (90) days written notice to the other parties; or (ii) upon such shorter notice as may be authorized or directed by law, order, or instruction from a court of competent jurisdiction, regulatory body, or self-regulatory organization with jurisdiction over the terminating party. This Addendum shall also terminate immediately upon termination of the Operating Agreement.

    (2)  Notwithstanding (1) above, if any portion of the Fees is paid directly by a Fund or indirectly by such Fund through Distributor pursuant to a Rule 12b-1 Plan, then this Addendum (i) shall continue in effect for a period of more than one year from the effective date hereof with respect to such Fund only so long as such continuance is specifically approved at least annually by the vote of the board of directors/trustees of such Fund and the vote of the directors/trustees who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the Fund's Rule 12b-1 Plan or in any agreements related to the plan (the "Independent Board Members"), cast in person at a meeting called for the purpose of holding such vote, as required by rule 12b-1 under the 1940 Act; (ii) may be terminated at any time, with respect to such Fund, without the payment of any penalty, by vote of a majority of the Independent Board Members or by a vote of a majority of the outstanding voting securities of such Fund on thirty (30) days written notice to the other parties hereto; (iii) shall terminate automatically with respect to such Fund in the event of its assignment, as provided in the 1940 Act; and (iv) shall terminate automatically with respect to such Fund, effective on the day following termination of such Fund's Rule 12b-1 Plan pursuant to which all or a portion of the fees are paid directly or indirectly by such Fund.

19.  Payment on Shares Post-Termination

Upon termination as to a Fund, such Fund and/or the Distributor, or Adviser will not be obligated to pay Fees with respect to any of such Fund's shares that become part of any Clearing Broker brokerage account after the date of such termination. However, notwithstanding any such termination, each of the Fund and/or Distributor, or Adviser will remain obligated to pay Clearing Broker Fees as to each Fund share that was considered when calculating Fees as of the date of termination (a "Pre-Termination Share"), for so long as such Pre-Termination Share is held in any Clearing Broker brokerage account and Clearing Broker or IBD continues to perform Services as to such shares; provided however, that no Fund shall be responsible for the payment of any Fees, directly or indirectly, accrued after termination of this Addendum with respect to Pre-Termination Shares if termination has occurred because of any reason specified in sub-paragraph (b)(2) of Section 18. The applicable Fund shall reimburse Clearing Broker promptly for any reasonable expenses Clearing Broker incurs in effecting any termination of this Addendum with respect to a Fund, including, but not limited to, delivery to the Fund of any records, instruments, or documents reasonably requested by the Fund.

20.  Confidentiality.

This Addendum will be construed in accordance with the Confidentiality Provisions set forth in the Operating Agreement.

21.  Custody.

Each Fund acknowledges that Fund shares maintained by Clearing Broker for Clients hereunder are held for the exclusive benefit of Clients of IBDs and shall be held free of any right, charge, security interest, lien or claim against Clearing Broker or IBDs in favor of the Fund or its agents acting on behalf of the Fund.

22.  Arbitration.

Any dispute that arises in conjunction with this addendum shall be submitted to arbitration in accordance with the provisions set forth in the Operating Agreement.

23.  Definitions.

All capitalized terms used in this Addendum and not otherwise defined herein have the definitions assigned to them in the Operating Agreement.

IN WITNESS WHEREOF, duly authorized representatives of the parties hereto have executed this Addendum.

Tributary Funds, Inc.	Pershing LLC
By: _./s/ Stephen Wade________________________	By: _/s/ Richard Calvario______________________
Print Name: _Stephen Wade____________________	Print Name: Richard Calvario
Title: _President______________________________	Title: Director
Date: _2/22/17_______________________________	Date: _3/7/17________________________________
Address for Notices: 1620 Dodge Street, Stop 1089 Omaha, NE 68197

Northern Lights Distributors, LLC	Tributary Capital Management, LLC
By: _/s/ Mike Nielsen_________________________	By: _/s/ Mark Wynegar_______________________
Print Name: _ Mike Nielsen ____________________	Print Name: _ Mark Wynegar __________________
Title: _Chief Compliance Officer________________	Title: _President_____________________________

Schedule I

Fund Name(s)	CUSIP	Symbol

Tributary Growth Opportunities Fund - Institutional CL	89609H845	FOGRX
Tributary Small Company Fund - Institutional CL	89609H878	FOSCX

Billing Contact Information

Name:	Brittany Fahrenkrog

Address:	1620 Dodge Street, Stop 1089 Omaha, NE 68197

Phone Number:	402-602-3401

E-mail Address: bfahrenkrog@tributarycapital.com

Schedule II -- Fees

Fees are solely for Services provided by Clearing Broker or IBDs and do not constitute payment in any manner for investment advisory, distribution, trustee, or custodial services. Fees shall be payable on all Shares of each Fund being held by Clearing Broker for Customers excluding: (i) Shares held by Clearing Broker for such Customers prior to the effective date of this Addendum as to a Fund, (ii) Shares first placed into a brokerage account with Clearing Broker after the termination of this Addendum as to a Fund issuing such Shares, and (iii) Shares on which Clearing Broker or IBD has, upon placement of Shares in a brokerage account with Clearing Broker, assessed to Customer any transaction fee payable to Clearing Broker or IBD. The total number of Shares of each Fund participating in FundVest Institutional as determined by Clearing Broker in its sole discretion and as invoiced to the Adviser upon which Fees are due to Clearing Broker are referred to within this Addendum as program shares ("Program Shares"). All Shares which are not determined to be Program Shares are hereby defined as non-program shares ("Non-Program Shares"). This fee is in addition to any Rule 12b-1 fees due and payable to Pershing or Participating IBDs.

Clearing Broker shall receive the Fees from each Fund, Distributor and/or Adviser and the sole responsibility for payment of such Fees shall be to Clearing Broker. Clearing Broker shall be solely responsible for payment of a portion of the Fees to IBDs pursuant to separate agreements with such IBDs. In the event that the Services are revised, the parties agree, in good faith, to negotiate a revision of Fees.

For performance of Services as outlined in Section 1 of the Addendum of each Fund, the Adviser, shall pay Clearing Broker fees calculated as follows:

(a)  An annual service fee rate of 15 basis points of the average daily market value of Program Shares, to be paid quarterly upon receipt of invoice from Clearing Broker. Total market value of Program Shares will be calculated daily and averaged throughout the exact number of days in the quarter to arrive at the average daily market value. Payment shall be made to Clearing Broker within 30 days after Adviser's or Fund's receipt of such invoice. Unless otherwise agreed to by Clearing Broker in writing, such payment shall be by wire transfer pursuant to written instructions received from Clearing Broker, and shall be separate from other wire transfer payments to Clearing Broker.

(b)  For the avoidance of doubt, the Parties hereto acknowledge that if the beneficial account owner of any non FundVest Institutional Shares becomes the beneficial account owner of FundVest Institutional Shares, the non FundVest Institutional Shares shall be deemed to be FundVest Institutional Shares for purposes of any fee calculation, and accordingly shall be subject to the annual service fee set forth in clause (a) above.

(c)  An annual administrative maintenance fee, with respect to Program Shares of each Fund, based upon December month-end assets

Asset Level (per Fund)	Annual Administrative Maintenance Fee
$0-2.5 million	$4,000
over $2.5 million up to $5 million	$2,500
over $5 million	0

The annual administrative maintenance fee with respect to a Fund shall be waived if (1) such Fund has been included in Schedule I and subject to the terms of the Addendum for less than 12 months or (2) if the average assets per Fund exceeds $5 million (as measured by adding all Program Shares, based on December month-end assets, and dividing the total number of Funds).

The annual administrative maintenance fee shall be paid in accordance with clause (a) above. The maximum total annual administrative maintenance fee payable by any Fund shall not exceed $15,000.